

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2012

Via E-mail
Dean Huge
Chief Financial Officer
Discovery Gold Corporation
2817 NE 32 Street, #201
Fort Lauderdale, FL 33306

> **Re: Discovery Gold Corporation (f/k/a Norman Cay Development, Inc.)**
> **Current Report on Form 8-K**
> **Filed on January 30, 2012**
> **File No. 333-167284**

Dear Mr. Huge:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Wei Wang, Esq.
        Sichenzia Ross Friedman Ference LLP